June 14, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cheryl Brown
Irene Barberena-Meissner
Mark Wojciechowski
John Cannarella

Re:	Kodiak Gas Services, Inc.
Registration Statement on Form S-1
File No. 333-271050

*FOIA Confidential Treatment Request*

Certain confidential information in this letter and related enclosure that was confidentially submitted to the Commission has been omitted from the version filed via EDGAR. Confidential treatment has been requested by Kodiak Gas Services, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[******].”

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), Kodiak Gas Services, Inc. (the “Company”) hereby confidentially submits its currently expected offering terms of the initial public offering (the “Offering”) of common stock, par value $0.01 per share (the “Common Stock”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-l, File No. 333-271050 (the “Registration Statement”). In addition, the Company has included certain changed pages that it plans to include in the Registration Statement for the Staff’s review.

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of June 14, 2023. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $[******] to $[******] per share of Common Stock, with a midpoint of $[******] per share. In the Offering, the

Company proposes to sell up to [******] shares of Common Stock, which includes [******] shares of Common Stock that the underwriters have the right to purchase to cover over-allotments. This range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the Offering terms set forth herein, as well as such other terms as discussed. These marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

If you have any questions with respect to the foregoing, please contact Matthew Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3786, Jennifer Wu, P.C. of Kirkland & Ellis LLP at (512) 678-9150 or Atma Kabad of Kirkland & Ellis LLP at (713) 836-3364.

Very truly yours,

KODIAK GAS SERVICES, INC.

By:	/s/ Robert M. McKee
Name:	Robert M. McKee
Title:	President and Chief Executive Officer

Enclosures

cc:    John Griggs (Executive Vice President and Chief Financial Officer, Kodiak Gas Services, Inc.)

Kelly Battle (Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary, Kodiak Gas Services, Inc.)

Matthew R. Pacey, P.C. (Kirkland & Ellis LLP)

Jennifer Wu, P.C. (Kirkland & Ellis LLP)

Atma Kabad (Kirkland & Ellis LLP)

Ryan J. Maierson (Latham & Watkins LLP)

Ramnik S. Dhesi (Latham & Watkins LLP)